UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioCryst Pharmaceuticals Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09058V103

(CUSIP Number)

Ron Panzier

Great Point Partners, LLC

165 Mason Street, 3rd Floor

Greenwich, CT 06830

(203) 971-3300

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Great Point Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.57%[1]
14	Type of Reporting Person (See Instructions) IA

1 Based on a total of 98,821,091 shares outstanding, as reported by the Issuer on a Schedule 14A filed with the Securities and Exchange Commission on May 30, 2018.

1	Names of Reporting Persons. Dr. Jeffrey R. Jay, M.D.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.57%[2]
14	Type of Reporting Person (See Instructions) IN

2 Based on a total of 98,821,091 shares outstanding, as reported by the Issuer on a Schedule 14A filed with the Securities and Exchange Commission on May 30, 2018.

1	Names of Reporting Persons Mr. David Kroin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,478,275
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,478,275
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,478,275
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 7.57%[3]
14	Type of Reporting Person (See Instructions) IN

3 Based on a total of 98,821,091 shares outstanding, as reported by the Issuer on a Schedule 14A filed with the Securities and Exchange Commission on May 30, 2018.

This Amendment No. 2 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and supplement the Schedule 13D originally filed on February 16, 2018, as amended by that certain Amendment No. 1 to Schedule 13D filed on June 20, 2018 (as amended, the “Original Filing”). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to “this Schedule 13D” in the Original Filing or in this Amendment shall refer to the Original Filing as amended by this Amendment.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

As recommended by the Reporting Persons, at the meeting of shareholders, the proposed merger of the Issuer with IDRA was rejected. The Reporting Persons intend to continue to review the operations of the Issuer including, without limitation, the Issuer’s financial position and strategic direction and actions taken or not taken by the board of directors of the Issuer, and may as a result thereof choose to offer guidance or advice to the board of directors or management, or recommend other actions that the Reporting Persons believe at the time would enhance shareholder value. No such guidance, advice or recommended actions have been formulated to date by the Reporting Persons. The Reporting Persons may also from time to time choose to adjust their ownership of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

BVF is the record holder of 2,222,425 shares of Common Stock (the “BVF Shares”). Such shares constitute 2.25% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BVF shares voting and dispositive power over the BVF Shares.

BOVF is the record holder of 2,873,069 shares of Common Stock (the “BOVF Shares”). Such shares constitute 2.91% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. BOVF shares voting and dispositive power over the BOVF Shares.

GEF-SMA is the record holder of 2,215,114 shares of Common Stock (the “GEF-SMA Shares”). Such shares constitute 2.24% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-SMA shares voting and dispositive power over the GEF-SMA Shares.

GEF-PS is the record holder of 167,667 shares of Common Stock (the “GEF-PS Shares”). Such shares constitute 0.17% of the shares of Common Stock outstanding, computed in accordance with Rule 13d-3. GEF-PS shares voting and dispositive power over the GEF-PS Shares.

Great Point is the investment manager of each of BVF, BOVF, GEF-SMA and GEF-PS and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, and special managing member of Great Point, has shared voting and investment power with respect to the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares and may be deemed to be the beneficial owner of such shares. Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the GEF-SMA Shares and the GEF-PS Shares except to the extent of any pecuniary interest, and this statement shall not be deemed to be an admission that they are the beneficial owners of such securities.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits and are incorporated herein.

EXHIBIT A: Joint Filing Agreement, dated as of July 31, 2018.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 31, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D/A

The undersigned hereby agree as follows:

(i)	Each of them is individually eligible to use the Schedule 13D/A to which this Exhibit is attached, and such Schedule 13D/A is filed on behalf of each of them; and

(ii)	Each of them is responsible for the timely filing of such Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:	July 31, 2018

Great Point Partners, LLC

By:	/s/ Dr. Jeffrey R. Jay
Name: Dr. Jeffrey R. Jay
Title: Senior Managing Member

/s/ Dr. Jeffrey R. Jay
Dr. Jeffrey R. Jay, individually

/s/ Mr. David Kroin
Mr. David Kroin, individually